717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

Telephone 214 840 2000
Fax 214 840 2297

October 14, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for PharmChem, Inc. (PharmChem) and, under the date of March 18, 2003, we reported on the consolidated financial statements of PharmChem as of and for the years ended December 31, 2002 and 2001. On October 7, 2003, our appointment as principal accountants was terminated. We have read PharmChem statements included under Item 4 of its Form 8-K dated October 7, 2003, and we agree with such statements, except that we are not in the position to agree or disagree with PharmChem's statement in the last sentence of the first paragraph and the entire fifth paragraph.

Very truly yours,

KPMG LLP